American Funds Corporate Bond Fund

AMENDED AND RESTATED ADMINISTRATIVE SERVICES AGREEMENT

WHEREAS, American Funds Corporate Bond Fund (the “Fund”), is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company that offers Class A shares; Class C shares; Class F-1 shares, Class F-2 shares and Class F-3 shares (“Class F shares”); Class 529-A shares, Class 529-C shares, Class 529-E shares, Class 529-F-2 shares and Class 529-F-3 shares (“Class 529 shares”); and Class R-1 shares, Class R-2 shares, Class R-2E shares, Class R-3 shares, Class R-4 shares, Class R-5E shares, Class R-5 shares and Class R-6 shares (“Class R shares”) of beneficial interest (Class A shares, Class C shares, Class T shares, Class F shares, Class 529 shares and Class R shares, collectively, the “shares”);

WHEREAS, Capital Research and Management Company (the “Investment Adviser”), is a Delaware corporation registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of providing investment advisory and related services to the Fund and to other investment companies;

WHEREAS, the Fund wishes to have the Investment Adviser assist financial advisers and other intermediaries with their provision of service to shareholders of the Fund and to arrange for and coordinate, monitor and oversee the activities performed by the third parties with which affiliates of the Investment Adviser contract for the provision of sub-transfer agency services (the “administrative services”);

WHEREAS, the Investment Adviser is willing to perform or to cause to be performed such administrative services for the Fund’s shares on the terms and conditions set forth herein; and

WHEREAS, the Fund and the Investment Adviser wish to enter into this Amended and Restated Administrative Services Agreement (“Agreement”) whereby the Investment Adviser would perform or cause to be performed such administrative services for the Fund’s shares;

NOW, THEREFORE, the parties agree as follows:

1.                  Services. During the term of this Agreement, the Investment Adviser shall perform or cause to be performed the administrative services set forth in Exhibit A hereto, as such exhibit may be amended from time to time by mutual consent of the parties.

2.                  Fees. In consideration of administrative services performed by the Investment Adviser for the Fund’s shares the Fund shall pay the Investment Adviser an administrative services fee (“administrative fee”). For all share classes of the Fund, the administrative fee shall accrue daily and shall be calculated at the annual rate of 0.05% of the average daily net assets of those shares. The administrative fee shall be invoiced and paid within 30 days after the end of the month in which the administrative services were performed.

3.                  Effective Date and Termination of Agreement. This Agreement shall become effective on June 26, 2026 and unless terminated sooner it shall continue in effect until July 31, 2027. It may thereafter be continued from year to year only with the approval of a majority of those Trustees of the Fund who are not “interested persons” of the Fund (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Agreement or any agreement related to it (the “Independent Trustees”). This Agreement may be terminated as to the Fund as a whole or any class of shares individually at any time by vote of a majority of the Independent Trustees. The Investment Adviser may terminate this agreement upon sixty (60) days’ prior written notice to the Fund.

4.                  Amendment. No material amendment to this Agreement shall be made unless such amendment is approved by the vote of a majority of the Independent Trustees.

5.                  Assignment. This Agreement shall not be assignable by either party hereto and in the event of assignment shall automatically terminate forthwith. The term “assignment” shall have the meaning set forth in the 1940 Act. Notwithstanding the foregoing, the Investment Adviser is specifically authorized to contract with its affiliates for the provision of administrative services on behalf of the Fund.

6.                  Issuance of Series of Shares. If the Fund shall at any time issue shares in more than one series, this Agreement may be adopted, amended, continued or renewed with respect to a series as provided herein, notwithstanding that such adoption, amendment, continuance or renewal has not been effected with respect to any one or more other series of the Fund.

7.                  Choice of Law. This Agreement shall be construed under and shall be governed by the laws of the State of California, and the parties hereto agree that proper venue of any action with respect hereto shall be Los Angeles County, California.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized, as of June 26, 2026.

CAPITAL RESEARCH AND MANAGEMENT COMPANY	american Funds Corporate Bond Fund

By: /s/ Walt Burkley	By: /s/ Courtney R. Taylor
Walt Burkley	Courtney R. Taylor
Senior Vice President & General Counsel	Secretary

EXHIBIT A

to the

Amended and Restated Administrative Services Agreement

1.	Assisting Financial Intermediaries in their Provision of Shareholder Services

The Investment Adviser shall assist financial advisers and other intermediaries in their provision of services to shareholders of the Fund. Such assistance shall include, but not be limited to, responding to a variety of inquiries such as cost basis information, share class conversion policies, retirement plan distribution requirements, Fund investment policies and Fund market timing policies. In addition, the Investment Adviser shall provide such intermediaries with in-depth information on current market developments and economic trends/forecasts and their effects on the Fund and detailed Fund analytics, and such other matters as may reasonably be requested by financial advisers or other intermediaries to assist them in their provision of service to shareholders of the Fund.

2.	Coordination, Oversight and Monitoring of Service Providers

The Investment Adviser is responsible for establishing and maintaining a framework to oversee third-party service providers engaged by its affiliates to perform sub-transfer agency services. In doing so the Investment Adviser shall establish processes to assess adherence to the terms of applicable agreements with third-party service providers, the funds’ then current prospectuses, and other regulatory requirements and applicable standards. These oversight processes may, but need not, include assessing the controls of third-party service providers as to: (i) transaction processing, (ii) shareholder communications, (iii) commission/fee calculations, (iv) cash and share reconciliations, (v) risk governance programs, (vi) information security programs, and (vii) business continuity/disaster recovery programs.

American Funds Corporate Bond Fund

AMENDED AND RESTATED SHAREHOLDER SERVICES AGREEMENT

1.                  The parties to this Amended and Restated Shareholder Services Agreement (the “Agreement”), which is effective as of June 26, 2026, are American Funds Corporate Bond Fund, a Delaware statutory trust (the “Fund”), and American Funds Service Company, a California corporation (“AFS”). AFS is a wholly owned subsidiary of Capital Research and Management Company (“CRMC”). This Agreement will continue in effect until amended or terminated in accordance with its terms.

2.                  The Fund hereby employs AFS, and AFS hereby accepts such employment by the Fund, as its transfer agent. In such capacity AFS will provide the services of stock transfer agent, dividend disbursing agent, redemption agent, and such additional related services as the Fund may from time to time require, in respect of Class A shares; Class C shares; Class F-1 shares, Class F-2 shares and Class F-3 shares (“Class F shares”); Class 529-A shares, Class 529-C shares, Class 529-E shares, Class 529-F-2 shares and Class 529-F-3 shares (“Class 529 shares”); Class R-1 shares, Class R-2 shares, Class R-2E shares, Class R-3 shares, Class R-4 shares, Class R-5E shares, Class R-5 shares and Class R-6 shares (“Class R shares”); (Class A shares, Class C shares, Class F shares, Class 529 shares and Class R shares, collectively the “shares”) of the Fund, all of which services are sometimes referred to herein as “shareholder services.” In addition, AFS assumes responsibility for the Fund’s implementation and compliance with the procedures set forth in the Anti-Money Laundering Program (“AML Program”) of the Fund and does hereby agree to provide all records relating to the AML Program to any federal examiner of the Fund upon request.

3.                  AFS has entered into substantially identical agreements with other investment companies for which CRMC serves as investment adviser. (For the purposes of this Agreement, such investment companies, including the Fund, are called “participating investment companies.”)

4.                  AFS has entered into an agreement with DST Systems, Inc. (hereinafter called “DST”), to provide AFS with electronic data processing services sufficient for the performance of the shareholder services referred to in paragraph 2.

5.                  The Fund, together with the other participating investment companies, will maintain a Review and Advisory Committee, which Committee will review and may make recommendations to the boards of the participating investment companies regarding all fees and charges provided for in this Agreement, as well as review the level and quality of the shareholder services rendered to the participating investment companies and their shareholders. Each participating investment company may select one director or trustee who is not affiliated with CRMC, or any of its affiliated companies, to serve on the Review and Advisory Committee.

6.                  AFS will provide to the participating investment companies the shareholder services referred to herein in return for the following fees:

Annual account maintenance fee (paid monthly):

Fee (annual rate)

Full service accounts: [Fee]

Third party serviced accounts (primarily networked, trust networked, street, recordkeeping)*: [Fee]

*Includes F-3, 529-F-3 and R share accounts held by AFS

No annual fee will be charged for a participant account underlying a 401(k) or other defined contribution plan where the plan maintains a single account on AFS’ books and responds to all participant inquiries.

The fees described above shall be invoiced and paid within 30 days after the end of the month in which the services were performed.

Any revision of the schedule of charges set forth herein shall require the affirmative vote of a majority of the members of the board of trustees of the Fund.

7.                  a. All Fund-specific charges from third parties -- including DST charges, payments described in the next sentence, postage, National Securities Clearing Corporation (NSCC) transaction charges and similar out-of-pocket expenses -- will be passed through directly to the Fund or other participating investment companies, as applicable. AFS, subject to approval of its board of directors, is authorized in its discretion to negotiate payments to third parties for account maintenance and/or transaction processing services described in paragraph 7.b., provided such payments do not exceed the anticipated savings to the Fund, either in fees payable to AFS hereunder or in other direct Fund expenses, that AFS reasonably anticipates would be realized by the Fund from using the services of such third party rather than maintaining the accounts directly on AFS’ books and/or processing non-automated transactions. The limitation set forth above shall not apply to Class F shares, Class 529-F shares or Class R shares.

b.       During the term of this Agreement, AFS shall perform or cause to be performed the transfer agent services set forth in Exhibit A hereto, as such exhibit may be amended from time to time by mutual consent of the parties. The Fund and AFS acknowledge that AFS will contract with third parties, to perform such transfer agent services. In selecting third parties to perform transfer agent services, AFS shall select only those third parties that AFS reasonably believes have adequate facilities and personnel to diligently perform such services. As set forth in the Administrative Services Agreement between the Fund and CRMC, CRMC or its affiliates shall monitor, coordinate and oversee the activities performed by the third parties with which AFS contracts.

8.                  It is understood that AFS may have income in excess of its expenses and may accumulate capital and surplus. AFS is not, however, permitted to distribute any net income or accumulated surplus to its parent, CRMC, in the form of a dividend without the affirmative vote of a majority of the members of the board of trustees of the Fund and all participating investment companies.

9.                  This Agreement may be amended at any time by mutual agreement of the parties, with agreement of the Fund to be evidenced by affirmative vote of a majority of the members of the board of trustees of the Fund.

10.             This Agreement may be terminated on 180 days’ written notice by either party. In the event of a termination of this Agreement, AFS and the Fund will each extend full cooperation in effecting a conversion to whatever successor shareholder service provider(s) the Fund may select, it being understood that all records relating to the Fund and its shareholders are property of the Fund.

11.             In the event of a termination of this Agreement by the Fund, the Fund will pay to AFS as a termination fee the Fund’s proportionate share of any costs of conversion of the Fund’s shareholder service from AFS to a successor. In the event of termination of this Agreement and all corresponding agreements with all the participating investment companies, all assets of AFS will be sold or otherwise converted to cash, with a view to the liquidation of AFS when it ceases to provide shareholder services for the participating investment companies. To the extent any such assets are sold by AFS to CRMC and/or any of its affiliates, such sales shall be at fair market value at the time of sale as agreed upon by AFS, the purchasing company or companies, and the Review and Advisory Committee. After all assets of AFS have been converted to cash and all liabilities of AFS have been paid or discharged, an amount equal to any capital or paid-in surplus of AFS that shall have been contributed by CRMC or its affiliates shall be set aside in cash for distribution to

CRMC upon liquidation of AFS. Any other capital or surplus and any assets of AFS remaining after the foregoing provisions for liabilities and return of capital or paid-in surplus to CRMC shall be distributed to the participating investment companies in such proportions as may be determined by the Review and Advisory Committee.

12.             In the event of disagreement between the Fund and AFS, or between the Fund and other participating investment companies as to any matter arising under this Agreement, which the parties to the disagreement are unable to resolve, the question shall be referred to the Review and Advisory Committee for resolution. If the Review and Advisory Committee is unable to resolve the question to the satisfaction of both parties, either party may elect to submit the question to arbitration; one arbitrator to be named by each party to the disagreement and a third arbitrator to be selected by the two arbitrators named by the original parties. The decision of a majority of the arbitrators shall be final and binding on all parties to the arbitration. The expenses of such arbitration shall be paid by the party electing to submit the question to arbitration.

13.             The obligations of the Fund under this Agreement are not binding upon any of the trustees, officers, employees, agents or shareholders of the Fund individually, but bind only the Fund itself. AFS agrees to look solely to the assets of the Fund for the satisfaction of any liability of the Fund in respect to this Agreement and will not seek recourse against such trustees, officers, employees, agents or shareholders, or any of them or their personal assets for such satisfaction.

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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers thereunto duly authorized, as of June 26, 2026.

AMERICAN FUNDS SERVICE COMPANY	American Funds Corporate Bond Fund

By /s/ Joshua R. Diggs	By /s/ Courtney R. Taylor
Joshua R. Diggs	Courtney R. Taylor
Secretary	Secretary

EXHIBIT A

to the

Amended and Restated Shareholder Services Agreement

AFS or any third party with whom it may contract (AFS and any such third-party are collectively referred to as “Service Provider”) shall act, as necessary, as stock transfer agent, dividend disbursing agent and redemption agent for the Fund’s shares and shall provide such additional related services as the Fund’s shares may from time to time require.

1.	Record Maintenance

The Service Provider shall maintain, and require any third parties with which it contracts to maintain with respect to the Fund’s shareholders holding the Fund’s shares in a Service Provider account (“Customers”) the following records:

a.	Number of shares;

b.                 Date, price and amount of purchases and redemptions (including dividend reinvestments) and dates and amounts of dividends paid for at least the current year to date;

c.                  Name and address of the Customer, including zip codes and social security numbers or taxpayer identification numbers;

d.                 Records of distributions and dividend payments; and

e.                  Any transfers of shares.

2.	Shareholder Communications

Service Provider shall:

a.                  Provide to a shareholder mailing agent for the purpose of delivering certain Fund-related material the names and addresses of all Customers. The Fund-related material shall consist of updated summary prospectuses and/or prospectuses and any supplements and amendments thereto, annual and other periodic reports, proxy or information statements and other appropriate shareholder communications. In the alternative, the Service Provider may distribute the Fund related material to its Customers.

b.                 Deliver current Fund summary prospectuses, prospectuses and statements of additional information and annual and other periodic reports upon Customer request, and, as applicable, with confirmation statements.

c.                  Deliver statements to Customers on no less frequently than a quarterly basis showing, among other things, the number of shares of the Fund owned by such Customer and the net asset value of shares of the Fund as of a recent date.

d.                 Produce and deliver to Customers confirmation statements reflecting purchases and redemptions of shares of the Fund.

e.                  Respond to Customer inquiries regarding, among other things, share prices, account balances, dividend amounts and dividend payment dates.

f.                    With respect to Class A shares, Class C shares and/or Class F shares of the Fund purchased by Customers, provide average cost basis reporting to Customers to assist them in preparation of their income tax returns.

g.                 If the Service Provider accepts transactions in the Fund’s shares from any brokers or banks in an omnibus relationship, require each such broker or bank to provide such shareholder communications as set forth in 2(a) through 2(e) to its own Customers.

3.	Transactional Services

The Service Provider shall communicate to its Customers, as to shares of the Fund, purchase, redemption and exchange orders reflecting the orders it receives from its Customers or from any brokers and banks for their Customers. The Service Provider shall also communicate to beneficial owners holding through it, and to any brokers or banks for beneficial owners holding through them, as to shares of the Fund, mergers, splits and other reorganization activities, and require any broker or bank to communicate such information to its Customers.

4.	Tax Information Returns and Reports

The Service Provider shall prepare and file, and require to be prepared and filed by any brokers or banks as to their Customers, with the appropriate governmental agencies, such information, returns and reports as are required to be so filed for reporting: (i) dividends and other distributions made; (ii) amounts withheld on dividends and other distributions and payments under applicable federal and state laws, rules and regulations; and (iii) gross proceeds of sales transactions as required.

5.	Fund Communications

The Service Provider shall, upon request by the Fund, on each business day, report the number of shares on which the transfer agency fee is to be paid pursuant to this Agreement. The Service Provider shall also provide the Fund with a monthly invoice.

6.	Coordination, Oversight and Monitoring of Service Providers

As set forth in the Administrative Services Agreement between the Fund and CRMC, CRMC shall coordinate, monitor and oversee the activities performed by the Service Providers with which AFS contracts. AFS shall monitor Service Providers’ provision of services including the delivery of Customer account statements and all Fund-related material, including summary prospectuses and/or prospectuses, shareholder reports, and proxies.